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June 15, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:   RiverSource Life Insurance Co. of New York ("Company")
         on behalf of RiverSource of New York Variable Annuity
         Account 2 ("Registrant")
      Post-Effective Amendment No. 8 on Form N-4
      File Nos. 333-139764 and 811-07511
         RiverSource(R) Innovations Select Variable Annuity

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Principal Underwriter, RiverSource Distributors, Inc., respectfully requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on July 19, 2010.

Yours truly,

RiverSource Distributors, Inc.


By: /s/ Bruce H. Saul
    ---------------------------------
    Bruce H. Saul
    Chief Counsel